Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: June 9, 2006

Mittal Steel Press Conference 19th May 06

Speaker key

IV	Interviewer
LM	Lakshmi Mittal
AM	Anuradha Mittal
RB:	Roeland Baan
P	Presenter

Time-code	Speaker	Speech
10:03:05	P

On May 19th Mittal Steel announced its decision to improve its offer made to Arcelor shareholders. Following the announcement Mittal Steel held a press conference at the Cavendish Conference Centre in London.

10:03:16	LM

Good morning, ladies and gentlemen. Thank you for coming along today. It looks to be that these press conferences are becoming a regular event in this Mittal Steel and Arcelor transaction. But I don’t think you will disagree though if I say that today’s new developments are most important developments since we first announced our transaction on

10:03:43	LM

27th January. These [unclear] present are Arcelor shareholders with a very compelling offer which represents a 70% premium over the 22 year old value of the shares on January 26th, the day of our launch. From the outset investors responded very positively to the industry rational of the merger, as evident in the strong upward moving share prices

10:04:08	LM

of both companies and the sector more generally. We have had numerous discussions during this period with Arcelor shareholders. They have been enthusiastic from the outset about the industrial logic of the deal. We will now accelerate our move towards the successful conclusion of this transaction. I believe that will be in the interests of all the

10:04:31	LM	stakeholders in both companies. No legitimate interest is served by further dealing. Thank you.
10:04:40	P	Various questions were put to Mr Mittal surrounding the details of the revised offer.

10:04:45	LM

We think that we have to be... we have to take this new value proposal to the shareholders. Here we have made significant improvement to our proposal which shows clearly that, that’s our... in our belief that consolidation is very important for the industry. This kind of consolidation will continue to create value for the shareholders. In our proposal you will see that

10:05:09	LM	we have offered one share, one Arcelor share plus cash, which means that we, we believe that shareholders will like to participate in the growth and the future of the steel industry.
10:05:21	AM

Our decision making was not based on yesterday’s close or at the close of last week. It was based on fundamental values between Arcelor and Mittal Steel. We looked at 12 month averages, six month averages, last run month as well and we keep to the determination that this is a tremendous offer for Arcelor shareholders, an offer which they should take up

10:05:43	AM

and, and encourage their board to quickly sit down with us. We were seeking recommendations so that we can agree management and work composition on value because we believe this value is, is compelling. And, as a result, we, we, we have made this proposal.

10:06:01	RB

If you look at the history since we launched the offer then you see that indeed there was strong reaction at the beginning and the tone has completely changed. And, if you now listen to what the latest remarks have been from both Luxembourg and the French Government, it was very clearly in the end the shareholder will decide. That was the position; that is the

10:06:20	RB	position, which is a neutral position with which we are quite, quite satisfied.
10:06:24	LM	This is a most compelling offer you’ve ever seen.
	Audience	That’s right but... [laughter]. But even last time it seemed to be a very compelling offer.
LM

The last time I said it was the best offer. Now it is a most compelling offer. [Laughter] Now in the, in the compelling offer you are compelled to accept [laughter]. In the best offer you have a chance to better it [laughter].

10:06:45	P	Questions focused on proposed revisions to corporate governance.
LM

I think the... what we are offering to Arcelor management that in case we have a recommended transaction... anyway the value proposition, we have already made a very compelling value proposition. What we have said that in case

10:07:00	LM

of recommended transaction we will have a... 14 board members and with... six members will come from Arcelor and six members would come from Mittal Steel and two will be the representatives from the independent board members would come. Plus they have also said that we will also share the management together. This is only valid in case of a

10:07:20	LM

recommended transaction so I hope that they realise that, in the interests of 100,000 shareholders... employees of Arcelor and 220,000 employees of Mittal Steel it is in their best interests. And also in the interest of the senior management, 350 in Arcelor and much more in Mittal Steel, it is in the interests of them plus all the stakeholders, the governments

10:07:44	LM

and all other suppliers and customers. They should... we should have a friendly discussion. When we met last time we have, or... we have explained that whole family has been very forward looking. On the announcement of this transaction we reduced our working guys [?] from ten to one and... from ten to one to two to one and I had not ruled out that when there

10:08:07	LM

are growth strategies we will look at further reduction. So, in view of the progress, what we have made, in view of what we are seeing, the growth potential and the value creation between the combination of these two companies, the family decided to bring it down to one vote... one share, one vote. So this is a change so it clearly shows that Mittal Steel...

10:08:31	LM	Mittal family is ready to change when there’s a right [unclear] and so I hope that Arcelor management will also change when they see the right [unclear].
	P	Mr Mittal also reaffirmed commitments to Arcelor’s key stakeholders.
10:08:44	LM

We have said in our initial offering document also that we will honour all commitments of Arcelor in terms of jobs, growth and investment, which means there will not be any retrenchment or layoff arising out of this combination and whatever commitments Arcelor has made will be fully honoured. There will be no additional job cuts.

10:09:09	P	Finally, Mr Mittal commented on Arcelor’s anticipated response.
LM

I think this is... the offer is open yesterday. The time is clicking. So I do not think that it is in the interest of the shareholders that Arcelor should hold on further. Now is the time for Arcelor management to decide.

	AM	Thank you very much [applause].
[Music]

Forward-Looking Statements

This communication may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain (subject to the information document relating to the Offer being approved by the CNMV), France and the United States.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) with the CSSF, the CBFA and the AMF in Europe, including the Information Document approved by the CSSF, the CBFA and the AMF (No. 06-139) on May 16, 2006, an Information Document Supplement approved by the CSSF, the CBFA and the AMF (No. 06-169) on May 31, 2006, a Share Listing Prospectus approved by the Autoriteit Financiële Markten (“AFM”) in The Netherlands on May 16, 2006, and a Share Listing Prospectus Supplement approved by the AFM on May 31, 2006 and (2) with the SEC in the United States, including the registration statement on Form F-4, the Prospectus for the exchange offer and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document, the Information Document Supplement, the Share Listing Prospectus and the Share Listing Prospectus Supplement, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, and the registration statement on Form F-4, the Prospectus and related documents are available at the SEC’s website at www.sec.gov.